FRANKLIN TEMPLETON

One Franklin Parkway

San Mateo, CA 94403-1906

October 1, 2019

Filed Via EDGAR (CIK 0001535538)

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

            RE:     Franklin Alternative Strategies Funds (“Registrant”)

File Nos. 333-189667 and 811-22641

Dear Sir or Madam:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(b) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485BPOS, which was accepted via the EDGAR system at 11:04:57 on September 27, 2019 (Accession No. 0001379491-19-004249).  The Amendment erroneously included an outdated version of one of its prospectuses.  The Registrant represents that no securities were issued or sold pursuant to the Amendment.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment (Accession No. 0001379491-19-004249) filed under the EDGAR submission type 485BPOS.

If you have any questions, or require anything further regarding the request, please contact me at (650) 312-2018.

Very truly yours,

Franklin Alternative Strategies Funds

/s/ Steven J. Gray

Steven J. Gray

Vice President and Secretary

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